                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 7)*

                    Under the Securities Exchange Act of 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                                    030137103
                                 (CUSIP Number)

                                KATHLEEN M. KELLY
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 ONE NORDEN LANE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 9, 2007
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*    THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING
     PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF
     SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH
     WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF
1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
NOTES).

CUSIP No. 030137103

1    Name of Reporting Person                   Victor Insetta
     S.S. or I.R.S. Identification No.
     of Above Person
     ---------------------------------------------------------------------------

2    Check the Appropriate Box if                 (a) [X]
     a Member of a Group                          (b) [_]
     ---------------------------------------------------------------------------

3    SEC Use Only
     ---------------------------------------------------------------------------

4    Source of Funds                              OO
     ---------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)   [_]
     ---------------------------------------------------------------------------

6    Citizenship or Place of Organization         U.S.A.
     ---------------------------------------------------------------------------

                        7     Sole Voting Power          3,861,118 (See Item 5)
                              --------------------------------------------------

Number of Shares        8     Shared Voting Power        754,562 (See Item 5)
Beneficially Owned by         --------------------------------------------------
Reporting Person With
                        9     Sole Dispositive  Power    3,861,118 (See Item 5)
                              --------------------------------------------------

                        10    Shared Dispositive Power   754,562 (See Item 5)
                              --------------------------------------------------

11   Aggregate Amount Beneficially
     Owned By Each Reporting Person        4,615,680 (See Item 5)
     ---------------------------------------------------------------------------

12   Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares   [X]
     ---------------------------------------------------------------------------

13   Percent of Class Represented          51.4% (See Item 5)
     Amount in Row (11)
     ---------------------------------------------------------------------------

14   Type of Reporting Person              IN

                                 Amendment No. 7
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

     The undersigned hereby amends Item 5 of the Schedule 13D filed on October
18, 1985 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of American Technical Ceramics Corp. (the "Company").
Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer.

          (a) The first paragraph of subparagraph (a) of Item 5 is hereby amended in its entirety to read as follows:

          "The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Insetta as of February 9, 2007 is 4,615,680 and 51.4%,
respectively, based upon 8,979,323 shares of Common Stock outstanding as of
February 9, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006. Of the 4,615,680 shares beneficially owned by Mr. Insetta, (i) 544,162 shares are held in Trusts of which Mr. Insetta is the beneficiary and his wife is the Trustee, and (ii) 210,400 shares are owned by Joseph Colandrea which are subject to a Restated Shareholders'
Agreement, dated April 15, 1985, among Messrs. Insetta and Colandrea and the
Company (the "Restated Shareholders' Agreement"). Not included in the 4,615,680 shares beneficially owned by Mr. Insetta are (iii) 4,500 shares owned by Mr.
Insetta's wife, as to which Mr. Insetta disclaims beneficial ownership. On May
4, 2005, Mr. Insetta transferred 300,000 shares to a Grantor Retained Annuity
Trust ("GRAT") of which his wife is the Trustee. On May 4, 2006, 55,838 shares were returned to Mr. Insetta pursuant to the terms of this GRAT. On April 7,
2006, Mr. Insetta transferred 300,000 shares to a second GRAT of which his wife is the Trustee. Mr. Insetta may be deemed to beneficially own the shares in these GRATs.

     "Pursuant to the Restated Shareholders' Agreement, Messrs. Insetta and
Colandrea have agreed that, so long as they own shares of Common Stock, they will vote their shares for the election of either three designees of Mr. Insetta
(if Mr. Insetta elects not to be a director) or of Mr. Insetta and two of his designees, and for the election of Mr. Colandrea (if Mr. Colandrea elects to be a director) to our Board of Directors. Mr. Colandrea has waived his right to be designated as a director indefinitely until written notice is served to the contrary at least 90 days prior to the next scheduled annual meeting of stockholders. The Restated Shareholders' Agreement will terminate upon the death of Mr. Insetta or at such time as Mr. Insetta does not own at least 10% of the outstanding shares of Common Stock. The Restated Shareholders' Agreement also provides for certain rights of first refusal and registration rights. Pursuant to the terms of the Shareholders' Agreement, Mr. Insetta may be deemed to share voting and dispositive power over the shares owned by Mr. Colandrea. Mr. Insetta disclaims beneficial ownership of such shares."

                                       -3-

          (c) The Chart in Subparagraph (c) of Item 5 is hereby supplemented to include the following information:

 DATE         TYPE OF TRANSACTION        NUMBER OF SHARES   PRICE PER SHARE
------   -----------------------------   ----------------   ---------------
4/7/06   Transfer of Shares into Trust        300,000            $14.18
5/4/06    Return of Shares from Trust          55,838            $14.77

                                       -4-

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: February 14, 2007                /s/ Victor Insetta
                                        ----------------------------------------
                                        Victor Insetta

                                       -5-